TMM COMPANY CONTACT:               AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Benjamin Ampudia, CFO
011-525-55-629-8704
benjamin.ampudia@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM, TRANSCANADA AND SIERRA OIL & GAS ANNOUNCE A JOINT REFINED PRODUCTS STORAGE, TRANSPORTATION, AND DISTRIBUTION PROJECT TO SERVE THE CENTRAL REGION OF MEXICO

(Mexico City, August 2, 2016) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “), a Mexican maritime transportation and logistics company, today announced that in conjunction with TransCanada and Sierra Oil & Gas, they are proposing to jointly develop storage and transportation infrastructure to serve the growing demand for refined products such as gasoline, diesel and jet fuel in the central region of Mexico.

The proposed US$800 million project would be the largest single investment in refined products since the establishment of the Mexico energy reform. The project includes:

•	A marine terminal in Tuxpan, Veracruz for offloading vessels with a draft of 14 meters, storage and distribution.
•	An approximately 265 kilometer 100,000 barrels per day refined products pipeline parallel to TransCanada’s recently awarded Tuxpan-Tula natural gas pipeline project.
•	An inland distribution hub in central Mexico will provide excellent connectivity to the majority of the Mexico Valley market with access to major highways and distribution centers in the country.

The Tuxpan-Central Mexico corridor is the ideal route to efficiently supply refined products in the region making this project a significant contribution to the existing refined products distribution chain in Mexico.

The project brings together leaders in their own fields, and with its attributes, positions our project as the premier choice for fuel importers.

About Grupo TMM
Grupo TMM is a Mexican maritime transportation company with more than 60 years of experience. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics, with extensive experience handling and storing liquids.

About TransCanada
With more than 65 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometers (56,100 miles), tapping into virtually all major gas supply basins in North America.

About Sierra Oil & Gas
Sierra Oil & Gas is the first independent Mexican oil and gas company. With local and international oil and gas expertise, Sierra is concentrated on select, high-quality investment opportunities in upstream and midstream oil and gas niches in Mexico.